SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Ying Zhang

CBC Mobile Venture Limited

Unit 906 Level 9

Cyberport 2, 100 Cyberport Road

Hong Kong

852 2122 8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Mobile Venture Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161 Class A Ordinary Shares(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161 Class A Ordinary Shares(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161 Class A Ordinary Shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. China Broadband Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Partners L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Ultimate Partners Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. Info Expert Service Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. Suning Tian
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,583,161
	8.	Shared voting power 0
	9.	Sole dispositive power 20,583,161
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,583,161
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.0%(2)
14.	Type of reporting person (see instructions) IN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.
(2)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

This Schedule 13D (the “Statement”) represents the initial statement on Schedule 13D jointly filed by CBC Mobile Venture Limited, China Broadband Capital Partners, L.P., CBC Partners L.P., CBC Ultimate Partners Ltd, Info Expert Service Ltd. (collectively, the “CBC Reporting Persons”) and Suning Tian (together with the CBC Reporting Persons, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “Commission”). The Reporting Persons previously reported their beneficial ownership of the Issuer’s securities on Schedule 13G.

Item 1.	Securities and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), of the Issuer. The address of the Issuer is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American depositary receipts, each representing six Class A Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “GOMO.”

Item 2.	Identity and Background

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

Each of CBC Mobile Venture Limited and Info Expert Service Ltd. is a limited liability corporation organized under the laws of the British Virgin Islands.

Each of China Broadband Capital Partners, L.P. and CBC Partners L.P. is a limited partnership organized under the laws of the Cayman Islands.

CBC Ultimate Partners Ltd is a limited liability company incorporated under the laws of the Cayman Islands.

Mr. Suning Tian is a citizen of the People’s Republic of China.

China Broadband Capital Partners, L.P. is the sole shareholder of CBC Mobile Venture Limited. CBC Partners L.P. is the general partner of China Broadband Capital Partners, L.P. CBC Ultimate Partners Ltd is the general partner of CBC Partners L.P. Info Expert Service Ltd. is the sole shareholder of CBC Ultimate Partners Ltd. Mr. Suning Tian is the sole shareholder of Info Expert Service Ltd.

The principal business office of each of the Reporting Persons is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

The CBC Reporting Persons are China-focused private equity investors. The CBC Reporting Persons mainly invest in China-related companies, focusing on companies in the telecommunications, media and technology sector.

The Reporting Persons are making this joint filing because, by reason of the Proposal Letter, the Consortium Agreement and the CBC Joinder Agreement, as described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with Mr. Yuqiang Deng, the director and chief executive officer of the Issuer, and Mr. Zhi Zhu, the co-chief operating officer of the Issuer (collectively, the “Founders”), and certain entities through which Mr. Yuqiang Deng is holding certain Ordinary Shares indirectly, and with IDG, as defined in Item 4 below.

Each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares held by the Founders or by IDG and hereby expressly disclaims membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Founders or IDG, and this Statement shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares held by the Founders or IDG.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.	Purpose of Transaction

The Class B Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On April 13, 2015, the Founders submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 99.2. In the Proposal Letter, the Founders proposed to acquire (the “Acquisition”), through a vehicle to be formed by the Founders, all of the outstanding Ordinary Shares and ADSs that are not currently directly or indirectly beneficially owned by the Founders for $4.90 in cash per ADS (or approximately $0.82 in cash per Ordinary Share), to be funded by debt. The Proposal Letter constitutes only a preliminary indication of the Founders’ interest, and does not constitute any binding commitment with respect to the Acquisition.

On May 18, 2015, the Founders, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P., IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P. (together, “IDG”, and together with the Founders, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 99.3. Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction, (ii) to use reasonable efforts to arrange debt financing for the Acquisition, (iii) to deal exclusively with each other for a period of twelve months from the date of the Consortium Agreement (subject to certain conditions) and (iv) to cooperate and proceed in good faith to negotiate and consummate the Acquisition.

On June 8, 2015, CBC Mobile Venture Limited (“CBC”), the Founders and IDG entered into a joinder agreement (the “CBC Joinder Agreement”) to the Consortium Agreement, pursuant to which CBC became a party to the Consortium Agreement and agreed to join the Consortium as a “Senior Management Member”, a copy of which is attached hereto as Exhibit 99.4. Pursuant to the CBC Joinder Agreement, CBC agreed to be bound by, and subject to, certain covenants, terms and conditions of the Consortium Agreement as a Senior Management Member despite the fact that it is not a member of the management of the Issuer as though an original party thereto, except for such covenants, terms and conditions which were expressly excluded therein. References to “Consortium” or “Consortium Members” on and after June 8, 2015 shall be deemed to include CBC.

Merger Agreement

On June 8, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Parent”), and Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of the Parent (the “Merger Sub”). As more fully described below, the Founders, CBC, IDG Fund LP, IDG Fund-A LP, IDG Investment LP and IDG Investor LP (the “Rollover Shareholders”), will upon completion of the Merger, be the shareholders of the Parent and the indirect shareholders of the Issuer.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury or held by the Parent or by any of their respective subsidiaries, and any Ordinary Shares or ADSs held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands) will be converted into the right to receive cash consideration, without interest, equal to $0.81667 per Ordinary Share (or $4.90 per ADS). Shareholders of the Issuer who exercise their appraisal rights will have their Ordinary Shares cancelled in exchange for the right to receive the payment of fair value in accordance with the Companies Law of the Cayman Islands.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Contribution Agreement and the Debt Commitment Letter (each as described below).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary shareholders’ meeting of the Issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately-held company beneficially owned by the Consortium, and its ADSs will no longer be listed on the NASDAQ Global Market.

Equity Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on June 8, 2015, the Rollover Shareholders and Parent entered into an equity contribution and voting agreement (the “Contribution Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by the Rollover Shareholders as set forth in the Contribution Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement. Immediately prior to the closing of the Merger, each Rollover Shareholder will subscribe, and Parent will issue to such Rollover Shareholder, for consideration of $0.0001 per share in cash, the number of ordinary shares of Parent determined as set forth in the Contribution Agreement.

Each Rollover Shareholder has further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement, (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Contribution Agreement, (vi) in favor of any adjournment of any shareholders meeting as may be requested by Parent and (vii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. In addition, each Rollover Shareholder has agreed that, when a shareholders meeting of the Issuer is held, to appear at such meeting or otherwise cause its Rollover Shares to be counted as present for purpose of calculating a quorum and ensure any vote at such meeting will be a poll vote. Subject to applicable laws, each Rollover Shareholder has irrevocably appointed Parent as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Contribution Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Rollover Shares (“Transfer”) or permit the Transfer by any of its affiliates of an interest in any Rollover Shares, (ii) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Rollover Shares, or any right, title or interest thereto or therein, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or enter into a voting agreement, power of attorney or voting trust with respect to any Rollover Shares, (iv) take any action that could reasonably be expected to have the effect of preventing, disabling or delaying such Rollover Shareholder from performing its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Debt Commitment Letter

On June 5, 2015, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$98 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on June 8, 2015, Freedom First Holdings Limited, which the Reporting Persons understand is an affiliate of the Founders (the “Guarantor”), entered into a limited guarantee (the “Limited Guarantee”), with the Issuer, pursuant to which the Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement. In addition, the Guarantor’s payment obligation under the Limited Guarantee will not exceed $3,250,000. The Limited Guarantee will terminate as of the earliest of (i) all of the guaranteed obligations contemplated under the Limited Guarantee have been fully performed, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make any payment of an obligation covered by the Limited Guarantee and (iv) the date falling ninety (90) days from the date of the termination of the Merger Agreement in any circumstances pursuant to which Parent would be required to make a payment of an obligation covered by the Limited Guarantee if the Issuer has not presented a bona fide written claim for payment of any guaranteed obligation contemplated under the Limited Guarantee to the Guarantor by such date.

The descriptions of the Proposal Letter, the Consortium Agreement, the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter, the Consortium Agreement, the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 respectively, and are incorporated herein by this reference.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. In addition, each of the Reporting Persons reserves the right to change its plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter, the Consortium Agreement or the Merger Agreement. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any definitive agreement or any transaction relating to the Proposed Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) The Issuer informed the Reporting Persons that as of June 8, 2015, a total of 187,045,578 of its Ordinary Shares were outstanding, comprised of 109,386,066 Class B Ordinary Shares and 77,659,512 Class A Ordinary Shares (excluding 629,502 shares issued to the depositary of the ADSs in anticipation of future exercise of options).

The calculation of percentages of ownership in this Amendment is based on a quotient obtained by dividing (a) the aggregate number of Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) beneficially owned by each Reporting Person by (b) the sum of (i) 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which such Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.

Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of Class B Ordinary Shares and Class A Ordinary Shares are identical, except with respect to the voting rights. Each Class A Ordinary Share is entitled to one vote share, whereas each Class B Ordinary Share is entitled to ten votes per share. The percentages reported, however, do not reflect the ten-for-one voting power of the Class B Ordinary Shares because pursuant to Rule 13d-3(d), these Class B Ordinary Shares are treated as converted into Class A Ordinary Shares for the purposes of this Statement.

As of the date hereof, CBC Mobile Venture Limited beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

As of the date hereof, China Broadband Capital Partners, L.P. beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

As of the date hereof, CBC Partners L.P. beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

As of the date hereof, CBC Ultimate Partners Ltd beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

As of the date hereof, Info Expert Services Ltd. beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

As of the date hereof, Mr. Suning Tian beneficially owns 20,582,161 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 20,582,161 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares, which represent 21.0% of the outstanding Class A Ordinary Shares.

To the extent that the Reporting Persons are deemed to have formed a group with the Founders and IDG, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of Class A Ordinary Shares by the Founders and IDG. As reported by the Founders in their Schedule 13D/A filed with the Commission on June 9, 2015, the Founders beneficially own 38,895,676 Class B Ordinary Shares (immediately convertible into same number of Class A Ordinary Shares) and 10,862,382 Class A Ordinary Shares, which represent 39.1% of the Issuer’s outstanding Class A Ordinary Shares. As reported by IDG in their Schedule 13D/A filed with the Commission on June 10, 2015, IDG collectively beneficially owns 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), representing 34.1% of the Issuer’s total outstanding Class A Ordinary Shares.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Statement.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal Letter, the Consortium Agreement, the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement by and between the Reporting Persons, dated as of June 15, 2015.

Exhibit 99.2:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 99.3:	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 99.4:	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 99.5:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 99.6:	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 99.7:	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 99.8:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 15, 2015

CBC Mobile Venture Limited	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

China Broadband Capital Partners, L.P.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Authorized Signatory

CBC Partners L.P.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Authorized Signatory

CBC Ultimate Partners Ltd	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

Info Expert Services Ltd.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

Suning Tian	By:	/s/ Suning Tian
	Name:	Suning Tian

INDEX TO EXHIBITS

Exhibit 99.1:	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 99.2:	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 99.3:	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 99.4:	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 99.5:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 99.6:	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 99.7:	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 99.8:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).